Exhibit 2

October 13, 2020

Board of Directors

W.R. Grace

To my Fellow Directors:

I am writing to inform you that I hereby resign as a director of W.R. Grace (Grace), and from each committee of the Grace board of directors, effective immediately. It has become clear during my time serving as a director that my views on how to address Grace's performance are not shared by this Board, in particular my views with regard to the Company's current strategic direction.  I have no confidence that my continued service would result in the significant, meaningful change I have advocated for at Grace.

Sincerely,

/s/ Kathleen Reiland

Kathleen Reiland

40 NORTH 9 WEST 57TH STREET, 47TH FL. NEW YORK, NY 10019 212.821.1600